InfoSpace, Inc.

601 108th Avenue, Northeast

Suite 1200

Bellevue, WA 98004

March 31, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, DC 20549

Re:	REQUEST FOR WITHDRAWAL OF POST EFFECTIVE AMENDMENT NO. 5 ON FORM S-3 TO REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-86313)

Ladies and Gentlemen:

On September 1, 1999, InfoSpace, Inc. (the “Registrant”) filed a registration statement (the “Registration Statement”) on Form S-1 (File No. 333-86313), which was subsequently declared effective by the Commission on October 5, 1999. On March 3, 2005, the Registrant filed a Post-Effective Amendment No. 5 on Form S-3 (the “Post Effective Amendment”) to the Registration Statement to withdraw the Registration Statement. Because the shares registered under the Registration Statement have been issued, it is unnecessary to withdraw the Registration Statement. Accordingly, the Registrant respectfully requests that the Commission consent to the withdrawal of the Post Effective Amendment.

Sincerely,

INFOSPACE, INC.

/s/ John M. Hall

John M. Hall

Senior Vice President and General Counsel